UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PT Indosat Tbk

(Name of Subject Company (issuer))

Qatar Telecom (Qtel) Q.S.C.

as Offeror

(Name of Filings Persons (identifying status as offeror, issuer or other person))

Series B Common Shares, par value Rp100 per share

American Depositary Shares, each of which represents fifty (50) Series B Common Shares,

par value Rp100 per share

(Title of Class of Securities)

715680 10 4

(CUSIP Number)

Qatar Telecom (Qtel) Q.S.C.

100 West Bay Center

The Corniche

P.O. Box 217

Doha, Qatar

Attention: Michael Hancock

+974 4400 244

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Morton A. Pierce

Chang-Do Gong

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, NY 10019

(212) 259-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☑	Going-private transaction subject to Rule 13e-3.
☑	Amendment to Schedule 13D under Rule 13d-2.

The following press release was issued by Qatar Telecom (Qtel) Q.S.C. on June 22, 2008:

QATAR TELECOM (QTEL) COMPLETES ACQUISITION OF 40.8%

INTEREST IN PT INDOSAT TBK FROM ASIA MOBILE HOLDINGS PTE LTD

Qatar, June 22, 2008 – Qatar Telecom (Qtel) Q.S.C. (“Qtel”) today announced that it has completed its acquisition of Indonesia Communications Limited (“ICLM”) and Indonesia Communications Pte. Ltd. (“ICLS”), which hold a combined 40.8%, interest in PT Indosat Tbk (“Indosat”). Pursuant to the previously announced share purchase agreement with STT Communications Ltd, legal ownership of the shares of ICLM and ICLS was transferred from Asia Mobile Holdings Pte Ltd to Qtel today upon the closing of the acquisition.

Based on Qtel’s interpretation of Indonesia’s mandatory tender offer rules, Qtel believes that it may be required to commence a tender offer to acquire the outstanding shares of Indosat (including the shares represented by American Depositary Shares) that are not owned by Qtel. Qtel is currently in discussions with the Indonesian Capital Market and Financial Institution Supervisory Board (“Bapepam-LK”) regarding the application of Indonesia’s mandatory tender offer rules on Qtel. Qtel intends to announce its plans with respect to any tender offer for Indosat shares based on the outcome of such discussions with Bapepam-LK and intends to comply with applicable Indonesian rules and regulations.

About Qtel

Qatar Telecom (“Qtel”) is a telecommunications service provider licensed by the Supreme Council of Information and Communication Technology (“ictQATAR”) to provide both fixed and mobile telecommunications services in the state of Qatar. Over the past 24 months, The Qtel Group has expanded its geographic footprint from 2 to 16 countries in the Middle East, the Indian Subcontinent and Asia Pacific, and is committed to expansion in line with the company’s strategic vision of becoming a global top-20 telecommunications provider by the year 2020.

Forward-looking Statements

Statements contained in this press release that are not historical facts may be “forward-looking” statements. To identify these forward-looking statements look for words like “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “projects,” “estimates” or “anticipates” and similar words and phrases. These, and all forward-looking statements, are based on current expectations and necessarily are subject to risks and uncertainties which would cause actual results to differ materially from those currently anticipated due to a number of factors which include, but are not limited to, our ability to achieve our objectives and to maintain quality, resilience and service support.

We caution readers not to rely on forward-looking statements, and we disclaim any intent or obligation to update these forward-looking statements.

Important Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares (“ADSs”) of Indosat. At the time of commencement of any tender offer by Qtel for the shares or ADSs of Indosat, Qtel will file an announcement and a tender offer statement with Bapepam-LK and the U.S. Securities and Exchange Commission (SEC) with respect to the tender offer. U.S. holders of Indosat shares and holders of ADSs are strongly advised to read the tender offer statement and other relevant documents regarding the tender offer filed with the SEC when they become available because they will contain important information. U.S. holders of Indosat shares and holders of ADSs will be able to review these documents when they become available free of charge at the SEC’s website (http://www.sec.gov).

Press Contacts

For Qtel

Adel Al Mutawa

+974 44 00 838

amutawa@qtel.com.qa

Indonesia PR

Rizal Maris

+6281 6813739

rizal.maris@inkemaris.com